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                                                              File No. 070-10299

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                 AMENDMENT NO. 6
                                       TO
                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           1011 Centre Road, Suite 324
                           Wilmington, Delaware 19805

                     CenterPoint Energy Service Company, LLC
                       CenterPoint Energy Funding Company
                    CenterPoint Energy Houston Electric, LLC
                 CenterPoint Energy Transition Bond Company, LLC
               CenterPoint Energy Transition Bond Company II, LLC
                      Houston Industries FinanceCo GP, LLC
                 CenterPoint Energy Investment Management, Inc.
                       CenterPoint Energy Properties, Inc.
                       CenterPoint Energy Resources Corp.
                     Arkansas Louisiana Finance Corporation
                              Arkla Industries Inc.
                   CenterPoint Energy Alternative Fuels, Inc.
                     CenterPoint Energy Field Services, Inc.
                     CenterPoint Energy Gas Receivables, LLC
                   CenterPoint Energy Gas Transmission Company
             CenterPoint Energy - Illinois Gas Transmission Company
                   CenterPoint Energy Intrastate Holdings, LLC
                     Pine Pipeline Acquisition Company, LLC
                      CenterPoint Energy Gas Services, Inc.
         CenterPoint Energy - Mississippi River Transmission Corporation

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                     CenterPoint Energy MRT Services Company
                   CenterPoint Energy Pipeline Services, Inc.
                           CenterPoint Energy OQ, LLC
                  CenterPoint Energy Intrastate Pipelines, Inc.
                      Minnesota Intrastate Pipeline Company
                                NorAm Financing I
                              HL&P Capital Trust II
                    CenterPoint Energy Funds Management, Inc.
                     CenterPoint Energy International, Inc.
                      CenterPoint Energy Avco Holdings, LLC
              CenterPoint Energy Offshore Management Services, LLC

                          c/o CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

  (Name of companies filing this statement and address of principal executive offices)

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

(Name of top registered holding company parent of each applicant or declarant)

                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
            of any communications in connection with this matter to:

James R. Doty, Esq.              Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.        Baker Botts L.L.P.
Baker Botts L.L.P.               3000 One Shell Plaza
The Warner                       Houston, Texas 77002-4995
1299 Pennsylvania Avenue, N.W.   (713) 229-1234
Washington, D.C. 20004-2400
(202) 639-7700

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           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

            From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "goal," "intend," "may," "objective," "plan," "potential," "predict," "projection," "should," "will," or other similar words.

            We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

            Some of the factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are discussed under "Risk Factors" in Item 1 of Part I of the Annual Report of CenterPoint Energy, Inc. on Form 10-K for the fiscal year ended December 31, 2004.

            The reader should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

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                                TABLE OF CONTENTS

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ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.........................................................      1
        A. Exhibits...............................................................................      1
        B. Financial Statements...................................................................      2
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            The following sections of the Application-Declaration of CenterPoint
Energy, Inc. ("CenterPoint" or the "Company"), Utility Holding, LLC ("Utility
Holding") and their respective Subsidiaries (together, the "Applicants" or the
"CenterPoint System") are hereby amended and restated as follows:(1)

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

A. EXHIBITS.

A-1 Amended and Restated Articles of Incorporation of CenterPoint as adopted on November 2, 2001 (filed with the Commission on November 5, 2001 as Exhibit 3.1 to Registration Statement on Form S-4 (File No. 333-69502) and incorporated by reference herein).

A-2 Articles of Amendment to Amended and Restated Articles of Incorporation of CenterPoint, dated March 27, 2002 (filed with the Commission as Exhibit 3.1.1 to the Annual Report of CenterPoint on Form 10-K for the year ended December 31, 2001 (File No. 333-69502) and incorporated by reference herein).

A-3 Amended and Restated By-Laws of CenterPoint as adopted on March 26, 2002 (filed with the Commission as Exhibit 3.2 to the Annual Report of CenterPoint on Form 10-K for the year ended December 31, 2001 (File No. 333-69502) and incorporated by reference herein).

B-1 Not applicable.

C-1 Not applicable.

D-1 Not applicable.

E-1 Not applicable.

F-1 Opinion of counsel (previously filed).

G-1 Table setting forth by issuer: (i) the type of securities and amount of each that is outstanding or, in the case of credit facilities that are not fully drawn, could be outstanding as of the date of the order requested by this Application; (ii) the amount of incremental investment authority that is being requested; and (iii) the total amount of securities that could be outstanding pursuant to the requested authority (previously filed).

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    (1) The term "Subsidiaries" refers to the companies listed on the cover page
(other than CenterPoint and Utility Holding), as well as any direct or indirect subsidiary companies that CenterPoint may form with the approval of the Commission. The term "Utility Subsidiaries" refers to CenterPoint Energy Houston Electric, LLC ("CEHE") and CenterPoint Energy Resources Corp. ("CERC"). The term "Non-Utility Subsidiaries" refers to Subsidiaries other than the Utility Subsidiaries. "Inactive Subsidiaries" refers to the entities listed on Exhibit L-1. CenterPoint's Subsidiaries in existence as of March 31, 2005 and its Inactive Subsidiaries are further described in Exhibit K-1.

                                       1
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G-1.2 Principal amount of external debt and trust preferred securities of
CenterPoint and its Subsidiaries as of March 31, 2005 (previously filed).

G-2 Annual Report of CenterPoint on Form 10-K for the year ended December 31, 2004 (File No. 1-31447) (filed with the Commission on March 16, 2005 and incorporated by reference herein).

G-3 Annual Report of CenterPoint Energy Houston Electric, LLC on Form 10-K for the year ended December 31, 2004 (File No. 1-03187) (filed with the Commission on March 24, 2005 and incorporated by reference herein).

G-4 Annual Report of CenterPoint Energy Resources Corp. on Form 10-K for the year ended December 31, 2004 (File No. 1-13265) (filed with the Commission on March 24, 2005 and incorporated by reference herein).

G-5 Annual Report of CenterPoint Energy Transition Bond Co., LLC on Form 10-K for the year ended December 31, 2004 (File No. 333-91093) (filed with the Commission on March 31, 2005 and incorporated by reference herein).

H-1 Proposed Form of Notice (previously filed).

I-1 Description of CenterPoint's Shareholder Rights Plan (previously filed).

J-1 Form of Second Amended and Restated Money Pool Agreement (previously filed).

K-1 Descriptions of Subsidiaries of CenterPoint Energy, Inc.

L-1 List of Inactive Subsidiaries.

B. FINANCIAL STATEMENTS.

FS-1 Consolidated Balance Sheets of CenterPoint as of December 31, 2004 and Statements of Consolidated Operations, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2004 (incorporated by reference to CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 1-31447)).

FS-2 Consolidated Balance Sheets of CenterPoint Energy Houston Electric, LLC as of December 31, 2004 and Statements of Consolidated Income, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2004 (incorporated by reference to CenterPoint Energy Houston Electric, LLC's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 1-03187)).

                                       2
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FS-3 Consolidated Balance Sheets of CenterPoint Energy Resources Corp. as of
December 31, 2004 and Statements of Consolidated Income, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows of CenterPoint Energy Resources Corp. for the year ended December 31, 2004 (incorporated by reference to CenterPoint Energy Resources Corp.'s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 1-13265)).

FS-4 Balance Sheets of CenterPoint Energy Transition Bond Co., LLC as of March 31, 2005 (unaudited) and Statements of Income and Changes in Member's Equity and Statements of Cash Flows for the three months ended March 31, 2005 (unaudited) (incorporated by reference to CenterPoint Energy Transition Bond Co., LLC's Quarterly Report on Form 10-Q for the three months ended March 31, 2005 (File No. 333-91093)).

FS-5 CenterPoint consolidated financials (forecasts through 2009) (previously filed).

FS-6 CenterPoint Energy Houston Electric, LLC financials (forecasts through
2009) (previously filed).

FS-7 CenterPoint Energy Resources Corp. financials (forecasts through 2009) (previously filed).

FS-8 CenterPoint equity percentages as of December 31, 2004 (forecasts through
2009) (previously filed).

FS-9 CenterPoint Energy Houston Electric, LLC equity percentages (forecasts through 2009) (previously filed).

FS-10 CenterPoint Energy Resources Corp. equity percentages (forecasts through
2009) (previously filed).

SIGNATURE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: June 29, 2005

CENTERPOINT ENERGY, INC.
and its Subsidiaries

By: /s/ Rufus S. Scott
    ---------------------------
    Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary CenterPoint Energy, Inc.

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